UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-4422

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

Western Industries – North, LLC

Western Industries Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

EXPLANATORY NOTE

This Form 11-K/A is being filed to amend the Annual Report on Form 11-K of the Western Industries Retirement Savings Plan for the year ended December 31, 2019 as filed with the Securities and Exchange Commission on June 24, 2020 (the “Original Form 11-K”). The sole purpose of this amendment is to correct the Signature page as filed with the Original Form 11-K. The Original Form 11-K inadvertently failed to indicate that it was signed by James C. Benton, Jr., which is being corrected by this Form 11-K/A. Except as set forth herein, no other changes have been made to the Original Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

(Registrant)

		By:	/s/ James C. Benton Jr.
Date:	June 24, 2020		James C. Benton Jr.
Managing Director Compensation and Benefits